July 5, 2024

Hiroshi Furukawa
Chief Executive Officer
PicoCELA Inc.
2-34-5 Ningyocho, SANOS Building, Nihonbashi
Chuo-ku, Tokyo 103-0013 Japan

       Re: PicoCELA Inc.
           Draft Registration Statement on Form F-1
           Submitted June 13, 2024
           CIK No. 0002018462
Dear Hiroshi Furukawa:

       We have reviewed your draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1
Prospectus Summary, page 4

1. Please revise your summary to provide a more balanced discussion of your company and products. Balance the discussion of your strengths with an equally prominent discussion of your weaknesses, including your history of operating losses, accumulated deficits, and material risks such as your geographic concentration, reliance on IC-supply and licensed intellectual property, and limited number of third-party manufacturers. July 5, 2024
Page 2
2. Please revise the lead-in and table on page 6 to clearly disclose the actual percentages of your outstanding shares prior to and following the offering (i.e., not taking into account the conversion or exercise of any convertible securities, unless and to the extent these will automatically convert or be exercised in conjunction with the offering). Information regarding a holder's percentage ownership on an as-converted basis should be provided by footnote. Additionally revise or remove disclosure that, "Percentage of the voting interest of our Preferred Shareholders are based on the Common Shares representing the Preferred
       Shares they hold as of the date of this prospectus on an as-converted basis."
Risk Factors, page 9

3. Please revise or advise as to the applicability of apparently unrelated disclosures throughout; for instance, and without limitation, on page 9 ("sales of our condominiums),"
       page 12, ("travel and the other products we offer" and "maintain existing properties or develop new properties"), and page 14 ("a decline in the number of home purchasers").
       Please additionally confirm whether the reference on page 21 to the Form 20-F for the fiscal year ending September 30, 2023, should be updated.
Our business could be materially and adversely disrupted by an epidemic or pandemic...., page 11

4. We note your disclosure regarding the material impacts of COVID-19 since it shut down the facilities of your corporate customers, where your products would have been installed, which disrupted your supply chain in overseas outsourced manufacturing companies. Please revise to more fully explain how your supply chain was impacted by
       COVID-19, including whether you were impacted by the global supply shortage of electrical components, including semiconductor chips, and how this affected your ability to meet customer orders.
Capitalization, page 31

5.     Please address the following items related to your capitalization table:
           Revise to double-underline your cash and cash equivalent balance so it is clear that cash and cash equivalent is not part of your total capitalization; Revise to remove operating lease liabilities from the capitalization table;
           Revise captions for Common Shares and Class A, B and C Preferred Shares to
           include the number of authorized, issued and outstanding shares on as adjusted basis; and
           Revise to replace the caption    Accumulated profit    with
Accumulated deficit   .
6. Your disclosures on pages 34 and F-22 indicate that, subsequent to September 30, 2023, you have issued convertible bond and additional Class C Preferred Shares, as well as obtained additional borrowing from a bank. Please ensure that these transactions are reflected in the financial information on a pro forma basis here and in Dilution disclosures.
7. We note from your disclosure on page 1 and elsewhere in the filing that your reporting
       currency is Japanese Yen (   JPY   ). However, in certain sections of
your filing, such as
          Capitalization    and    Dilution   , you present amounts in terms of
U.S. Dollars. Please
       note that amounts throughout the filing should be presented in terms of the JPY.
       Additionally, your disclosures in the    Management Discussion and
Analysis of Financial
 July 5, 2024
Page 3

       Condition and Results of Operations    and the    Business    sections
include financial
       information prior to fiscal 2023 in U.S. Dollars. Please note that convenience translation is permitted, but only for the most recent fiscal year and interim period. Please revise your disclosures accordingly. Refer to Rule 3-20(b)(1) of Regulation S-X. Business
Our Growth Strategies, page 45

8. We note disclosure regarding your future business plans, including transitioning to a subscription model (with a concurrent reduction in purchase prices), transforming
       PicoManager into an online software store selling third-party software, manufacturing and marketing the PBE module, and expanding into international markets and partnering with local distributors. Please revise to more fully discuss the steps involved in these business plans, including obstacles to overcome, and identify related risks and uncertainties.
       Include risk factor disclosure as appropriate.
Manufacturing Suppliers, page 50

9. We note your disclosure that you rely on single or limited sources for certain of your components. Please revise your table on page 51 to clarify what you mean by "Purchase
       Amount," and revise to clarify which of your suppliers is a single source supplier. Please also update your disclosure to disclose whether the contract with Compex has been renewed. Additionally, please provide updated contracts as exhibits to your registration statement. In this regard, we note your Exhibit 10.1 is dated as of June 17, 2022.
10. Please disclose what oversight, if any, you maintain on the manufacture of your products through your third-party manufacturers. If you do not maintain any oversight, please disclose as much. In this regard, we note your disclosure that your third-party manufacturers provide sourcing of raw materials, and that they have no discretion in sourcing replacement chips if Wi-Fi IC chips are short in demand.
Sales and Marketing, page 52

11. We note that you have identified transaction agreements with Customers A, B, C, D, and
       E as material contracts. Please revise to identify Customers A, B, C, D, and E.
Intellectual Property, page 56

12. Please revise the disclosure in this section to clearly indicate which intellectual property is owned by you, and which is licensed. If all the patents listed, issued and pending, are owned by Kyushu University, clearly so state, and describe which of your products uses these patents, making corresponding revisions to your risk factor on page 17. Describe the key provisions of your material license agreement(s), including payment and termination provisions. If your license agreement(s) are with a related party, include appropriate disclosure and/or cross-references within your related party transactions section.
Description of Share Capital, page 68

13. Please add disclosure summarizing the differences between your common stock and preferred stock, for instance with respect to dividends, creditors' rights, rights upon liquidation or winding up, or other matters. Additionally disclosure whether common and preferred shares vote together as a class upon matters requiring a shareholder vote.
 July 5, 2024
Page 4

14. We note your disclosure that the preferred shares conversion price is subject to adjustment in the event that you issue common stock for an amount lower than the relevant pre-
       adjustment conversion price. Please revise to clarify whether the offering will result in an adjustment if the initial public offering price is lower than the conversion price for any series of preferred stock.
Balance Sheets, page F-3

15. Your disclosures on page F-18 state that in the event of distribution of residual assets upon dissolution of the Company, the Company must pay to the preferred shareholders, prior to common shareholders, amounts equal to their contributed amounts. As these amounts appear to be considerably in excess of the par or stated value of these shares, please revise to disclose in the equity section of the balance sheets the aggregate amount of liquidation preference of these Preferred Shares. Refer to ASC 505-10-50-4.
Notes to the Financial Statements
Note 12. Equity,, page F-18

16. You disclose on page 68-71 that the conversion prices of Class A, Class B, and Class C
       Preferred Shares will be adjusted upon the occurrence of certain events (e.g., issuance of
       Common Shares at an amount lower than the conversion price). Please revise to disclose the terms that change the conversion prices of preferred shares in the notes to the financial statements, including those related to down-round features, as well as the actual changes to conversion prices (if any) that have occurred during and subsequent to the reporting period.
General

17. Please revise your disclosure to clarify whether any outstanding convertible securities
       (including, without limitation, your preferred shares, convertible bonds, warrant issued to
       Spirit Advisors, and stock options) will automatically convert or be exercised in conjunction with your initial public offering. Include disclosure within the summary section to clearly explain how such securities, in addition to the over-allotment shares and representatives' warrant, are treated in disclosing outstanding shares throughout the prospectus. Your disclosure should quantify the number of shares that will be outstanding following the offering, and provide adequate information to additionally allow investors to determine the number of shares on a fully-diluted basis.
18. We note disclosure on page 5 that indicates ownership will remain concentrated in the hands of "[y]our management, who will continue to be able to exercise a direct or indirect controlling influence." Please revise to identify the individual(s) who exercise this controlling influence, including their ownership interests and management positions.
       Additionally revise the generalized cross-reference to reference the specific risk factor discussing this controlling influence and related risks, such as potential conflicts of interest. If you will be a controlled company following the offering, disclose this on the prospectus cover and in the summary, together with the percentage of voting power controlled by your controlling shareholder(s) and whether you intend to take advantage of the controlled company exemptions under the applicable listing rules. July 5, 2024
Page 5
19. We note your disclosure regarding representatives' warrants on page 97. Please reference these warrants in the table on the prospectus cover, include a description within the summary section, and file the warrant agreement as an exhibit.
20. We note disclosure relating to your lock-up arrangements includes the qualification, "if requested by the underwriters." Please revise to clearly state whether your shares will be subject to lock-up restrictions following the offering, or whether this is subject to the underwriters' prior request. If the latter is true, additionally disclose any conditions relating to such request, including whether this is in the underwriters' sole discretion and the timing thereof, and include appropriate risk factor disclosure. Ensure consistency with lock-up disclosure appearing elsewhere, including, without limitation, on pages 86 and
       98.
21. If holders of your shares or ADSs will be subject to exclusive forum provisions included in your corporate documents or deposit agreement, then please revise your disclosure to describe such provisions and include appropriate risk factor disclosure.

       Please contact Eiko Yaoita Pyles at 202-551-3587 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Jennifer Angelini at 202-551-3047 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing